Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ensco International plc:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-58625, 33-40282, 333-97757, 333-125048 and 333-156530) and on Form S-3 (No. 333-156705) of Ensco International plc of our reports dated February 25, 2010, with respect to the consolidated balance sheets of Ensco International plc as of December 31, 2009 and 2008, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 2009, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 Annual Report on Form 10-K of Ensco International plc.

/s/ KPMG LLP

Dallas, Texas
February 25, 2010